TEMBEC INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

             NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Tembec Inc. (the "Corporation") will be held in the Duluth Room, at the Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West in Montreal, Québec, on Thursday, January 31, 2013, at 11:00 a.m., local time, for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended September 29, 2012 together with the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors and authorize the board of directors to fix their remuneration;

4.

to consider and, if deemed appropriate, adopt an ordinary resolution, a copy of which is reproduced at Schedule "A" of the accompanying management information circular, approving, ratifying and confirming the adoption of the shareholder rights plan of the Corporation adopted by the Board on December 13, 2012 between the Corporation and Computershare Trust Company of Canada, as rights agent; and

5.	to transact such other business as may properly come before the Meeting.

             A copy of the management information circular accompanies this Notice.

             Since it is desirable that as many shares as possible be represented and voted at the Meeting, you are requested, if unable to attend the Meeting in person, to complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose to Tembec Inc., c/o Computershare Trust Company of Canada, no later than 5:00 p.m. on January 29, 2013.

             Montreal, this 14thday of December 2012.

             By order of the board of directors,

PATRICK LEBEL
Vice President, General Counsel and
Corporate Secretary